Shinhan Financial Group
120, 2-Ga, Taepyungro, Jung Gu,
Seoul 100-724, Korea

February 21, 2007

To Shareholders:

Convocation Notice of the 6th Ordinary General Meeting of Shareholders

Notice is hereby given that the 6th Ordinary General Meeting of Shareholders of the Group will be held as described hereunder and your attendance is cordially requested.

Description

1. Date and Time March 20, 2007 10 A.M., Seoul time.
2. Venue Auditorium, 20th floor, Shinhan Bank,

120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3. Agenda

1) Approval of Financial Statements (balance sheet, income statement and statement of appropriation of retained earnings) for the fiscal year 2006 (January 1, 2006 ~ December 31, 2006)
2) Appointment of directors (15 directors)
3) Appointment of Audit Committee members (4 members)
4) Approval of director remuneration limit
5) Approval of stock option grant to the executives, division heads, directors and employees of Shinhan Financial Group and its Subsidiaries

Reference Document for the Exercise of Voting Right

1. Number of Voting Rights Held by All Shareholders: 381,567,614 shares

*	The total number of our outstanding common stock is 381,567,614 shares as of December 31, 2006. Among this, 7,129,967 shares held by Shinhan Bank, our 100% owned subsidiary, do not have voting rights under the Financial Holdings Company Act of Korea. Therefore, total valid shares for voting will be 374,437,647.

2. Agenda Items and Reference Materials Thereof:

Agenda Item No. 1 Approval of Financial Statements

(balance sheets, income statements and statements of appropriation of retained earnings for fiscal year 2006 [January 1, 2006 ~ December 31, 2006])

•	Please refer to Appendix 1 for financial statements of the Group

• Total Dividend Amount proposed by BOD

1) Common Stock: KRW 336,994 million (KRW 900 per share)

2) Preferred Stock: KRW 55,245 million

3) Total: KRW 392,239 million

Agenda Item No. 2 Appointment of directors (15 directors)

The following is the list of director candidates. The appointment of directors must be approved by the general shareholders’ meeting.

Candidate Name 1)	Term	New Appointment	Outside Director

Eung Chan Ra	3 yrs	-	-

In Ho Lee	2 yrs	-	-

Sang Hoon Shin	1 yr	O	-

Sung Bin Chun 2)	1 yr	O	O

Pyung Joo Kim	1 yr	O	O

Young Woo Kim	1 yr	O	O

Haeng Nam Chung	1 yr	—	O

Young Hoon Choi	1 yr	—	O

Si Jong Kim	1 yr	—	O

Shee Yul Ryoo 2)	1 yr	—	O

Byung Hun Park	1 yr	—	O

Yong Woong Yang	1 yr	—	O

Sang Yoon Lee 2)	1 yr	—	O

Yoon Soo Yoon 2)	1 yr	—	O

Philippe Reynieix 2)	1 yr	—	O

Note 1) For the personal profiles of the candidates, please refer to Appendix 2.

2) The above five persons are outside directors with professional expertise.

Agenda Item No. 3 Appointment of Audit Committee members (4 members)

Among the nominated outside director candidates, Young Woo Kim, Yoon Soo Yoon, Sang Yoon Lee, and Sung Bin Chun were recommended as candidates of audit committee members for 2007 through the resolution of the audit committee meeting. The appointment of audit committee members must be approved at the general shareholders’ meeting scheduled on March 20, 2007.

Agenda Item No. 4 Approval of director remuneration limit

Limitation on the aggregate compensation to the directors: KRW 5 billion in 2007

Agenda Item No. 5 Approval of stock option grant to the executives, directors, business unit heads, and employees of Shinhan Financial Group and its Subsidiaries

(Total stock options to grant to executives and employees of SFG and subsidiaries: Within 1,459,550 limit)

A. Grant of Stock Options to Executives and Officers

1) Grantees: A total of 46 executives and officers of Shinhan Financial Group and its subsidiaries ( Shinhan Bank, Good Morning Shinhan Securities, Shinhan Life Insurance, Shinhan Card, Shinhan Capital, and Shinhan Credit Information)- See below for details

2) Number of options to be granted: Up to 609,550 shares in total

3)	Exercise price: Minimum exercise price calculated in accordance with Article 84.9 of the Enforcement Decrees of the Securities Exchange Act of Korea

*	Determination of exercise price: Based on the arithmetic mean of the three trading volume-weighted averages of closing prices during the 2-month, 1-month and 1-week periods counting backwards from the grant date

4) Date of grant: March 20, 2007

5)	Exercise period: Exercisable during the 4 year period after 3 years from the grant date.

6)	Method of share issuance : Shinhan Financial Group will, at its option, choose among the following the methods

- to issue new shares at the exercise price,
— to provide from treasury shares, or
— to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.

7) Stock Options Granted to Executives and Officers

Company	Title	Name	Grant Volume
Shinhan Financial Group	Chairman	Eung Chan Ra	60,000
Shinhan Financial Group	CEO	In Ho Lee	54,000
Shinhan Financial Group	Executive Vice President	Jae Woo Lee	11,000
Shinhan Financial Group	Executive Vice President	Byung Jae Cho	11,000
Shinhan Financial Group	Executive Vice President	Jin Won Suh	11,000
Shinhan Financial Group	Executive Vice President	Jae Woon Yoon	11,000
Shinhan Bank	CEO	Sang Hoon Shin	48,000
Shinhan Bank	Chief Auditor	Jae Ho Cho	11,000
Shinhan Bank	Executive Vice President	Hong Hee Chae	11,000
Shinhan Bank	Executive Vice President	Baek Soon Lee	11,000
Shinhan Bank	Executive Vice President	Sang Young Oh	11,000
Shinhan Bank	Executive Vice President	Chang Seong Moon	11,000
Shinhan Bank	Executive Vice President	Hyu Won Lee	11,000
Shinhan Bank	Executive Vice President	Sang Woon Choi	11,000
Shinhan Bank	Executive Vice President	Eun Sik Kim	11,000
Shinhan Bank	Executive Vice President	Won Suck Choi	11,000
Shinhan Bank	Executive Vice President	Shin Seong Kang	11,000
Shinhan Bank	Executive Vice President	Yun Seok Kong	10,000
Shinhan Bank	Executive Vice President	Nam Lee	11,000
Shinhan Bank	Executive Vice President	Chang Kee Hur	11,000
Shinhan Bank	Executive Vice President	Jeum Joo Gweon	7,500
GMS Securities	Vice Chairman	Woo Keun Lee	20,000
GMS Securities	CEO	Dong Girl Lee	20,000
GMS Securities	Chief Auditor	Ki Seung Jung	7,500
GMS Securities	Executive Vice President	Seok Joong Kim	7,500
GMS Securities	Executive Vice President	Jin Kook Lee	7,500
GMS Securities	Executive Vice President	Yoo Shin Jung	7,500
GMS Securities	Executive Vice President	Seung Hee Hyun	7,500
GMS Securities	Executive Vice President	Appointee	7,500
Shinhan Life	CEO	Dong Woo Han	22,000
Shinhan Life	Chief Auditor	Seung Choo Kang	8,250
Shinhan Life	Executive Vice President	Byung Chan Lee	8,250
Shinhan Life	Executive Vice President	Keun Jong Lee	8,250
Shinhan Life	Executive Vice President	Young Chul Bae	8,250
Shinhan Life	Executive Vice President	Sam Suck Rho	8,250
Shinhan Life	Executive Vice President	Ki Won Kim	6,000
Shinhan Card	CEO	Sung Kyun Hong	22,000
Shinhan Card	Chief Auditor	In Sup Kim	8,250
Shinhan Card	Executive Vice President	Seong Won Kim	8,250
Shinhan Card	Executive Vice President	Doo Hwan Jun	8,250
Shinhan Card	Executive Vice President	Hee Geon Kim	8,250
Shinhan Card	Executive Vice President	Chun Kuk Lee	7,500

Shinhan Capital	CEO	Do Heui Han	18,000

Shinhan Capital	Executive Vice President	Seung Keun Oh	7,200

Shinhan Credit Info.	CEO	Pan Am Lee	8,250

Shinhan Credit Info.	Auditor	Kang Mo Lee	3,850

Total			609,550

B. Grant of Stock Options to the Company’s Outside Directors

1)	Grantees: 5 Outside Directors with professional expertise. 10,000 shares expected to be granted each for outside directors with professional expertise from the pool of up to 50,000 shares.

2)	Exercise price, exercise period and payment method for outside directors are the same as those applied to executive grantees.

C. Grant of Stock Options to Business Unit Heads and Employees of the Company and its subsidiaries

1)	Grantees:

BU Heads: Up to 350,000 shares to be granted to BU heads with at least 3rd level classification as of last year’s comprehensive evaluation.

Employees: Up to 450,000 shares to be granted to department heads awarded with highest level classification, employees in branch awarded highest prize, and employees with highest achievements

2)	Exercise price, exercise period and payment method for BU heads and employees are the same as those applied to executive grantees.

D. Conditions for Stock Option Exercise

1) Conditions for Executives, Outside Directors and BU Heads:

A)	33.4% of Stock Option grant per executive: linked to Stock Price performance

Compared to BIG 3 1)	90% or above	70~90%	Below 70%

Exercisable volume	33.4%	16.7%	0%

Note1) “BIG 3” refers to Kookmin Bank, Woori Financial Group and Hana Financial Group. Exercise amount of stock options is dependant on the three companies’ average growth in share price.

B) 66.6% of Stock Option grant per executive: linked to ROE performance against its target

Item	Group 1	Group 2	Group 3

Volume subject to exercise	1/3 of 66.6% of total grant volume	1/3 of 66.6% of total grant volume	1/3 of 66.6% of total grant volume

Exercisable volume	Exercisable volume 1) = Volume subject to exercise x (Actual ROE / Target ROE) Note 1) Total exercise volume cannot exceed 100% of that originally granted

Actual (target) ROE criteria	Actual (target) ROE figure of a grantee’s company from the year of the grant	Actual (target) ROE figure of a grantee’s company from the year next to the year of the grant	Actual (target) ROE figure of a grantee’s company from the year where the (day of grant + 2 years) belongs

Exercisable period	During 4 years after passing of 3 years from the day of grant

2)	Conditions for Department Heads and other Employees: exercisable volume to de determined for respective tranches based on one’s company’s 3-year average ROE performance against target.

Average ROE performance against target	70% or above	50% or above~ below 70%	0% or above~ below 50%	Below 0%

Exercisable volume	100%	75%	50%	0%

Appendix 1. Financial Statements of Shinhan Financial Group

1) Balance Sheets

Shinhan Financial Group Co., Ltd and Subsidiaries

Non-Consolidated Balance Sheets

December 31, 2006 and December 31, 2005

(In millions of KRW)

	Description	2006		2005
	Assets
I.	Cash & Due from Banks		468,561		64,374

1.	Due from Banks		468,561		64,374

II.	Securities		12,775,892		10,882,359

(1)	Equity Securities Accounted for by the Equity Method		12,775,892		10,882,359

1.	Stocks		12,775,892		10,882,359

III.	Loans		1,179,147		1,476,630

	(Allowance for Possible Loan Losses)		(-)5,925		(-)7,420

1.	Loans in Won		1,120,000		1,340,000

2.	Loans in Foreign Currency		65,072		70,910

3.	Privately Placed Bonds		—		73,140

IV.	Fixed Assets		1,686		2,290

(1)	Premises and Equipment		776		1,200

1.	Vehicles	261		391

	Accumulated Depreciation	187	74	225	166

2.	Equipment	1,416		1,391

	Accumulated Depreciation	1,081	335	991	400

3.	Other	1,728		1,704

	Accumulated Depreciation	1,361	367	1,070	634

(2)	Intangible Assets		910		1,090

1.	Other		910		1,090

V.	Other Assets		578,345		36,478

1.	Guarantee Deposits		9,915		10,082

2.	Accounts Receivable		37,907		14,809

3.	Accrued Income		8,016		8,466

4.	Advance Payments		519,328		10

5.	Prepaid Expenses		1,023		724

6.	Prepaid Income Taxes		346		577

7.	Sundry Assets		1,810		1,810

	Total Assets		15,003,631		12,462,131

	Liabilities
I.	Borrowings		185,072		156,098

1.	Borrowings in Won		120,000		85,188

2.	Borrowings in Foreign Currency		65,072		70,910

II.	Debentures		3,421,826		2,126,043

1.	Debentures in Won	3,430,000		2,130,000

	Discounts	8,174	3,421,826	3,957	2,126,043

III.	Other Liabilities		35,207		42,973

1.	Taxes Withheld		561		491

2.	Dividends Payable		1,619		1,284

3.	Accounts Payable		329		20,990

4.	Accrued Expenses		31,915		19,656

5.	Accrued Severance Benefits	2,015		1,379

	Deposits with Insurance Company for Severance Benefits	1,232	783	827	552

	Total Liabilities		3,642,105		2,325,114

	Stockholders' Equity
I	Capital Stock		2,170,758		2,170,758

1.	Common Stock		1,907,838		1,796,037

2.	Preferred Stock		262,920		374,721

II.	Capital Surplus		4,360,082		4,360,112

1.	Paid-in Capital in excess of Par Value		4,359,961		4,359,991

2.	Other Capital Surplus		121		121

III.	Retained Earnings		3,387,960		2,743,192

1.	Legal Reserve		396,928		223,722

2.	Retained Earnings Before Appropriation		2,991,032		2,519,470

	(Net Income for the Period :
	2006: KRW 1,832,718 million

	2005: KRW 1,560,760 million)

IV.	Capital Adjustment		1,442,726		862,955

1.	Valuation Gain on Equity Securities Accounted for by the Equity Method			1,403,453	850,368

2.	Valuation Loss on Equity Securities Accounted for by the Equity Method			(-)5,218	(-)4,576

3.	Stock Options		44,491		17,163

	Total Stockholders' Equity		11,361,526		10,137,017

	Total Liabilities and Stockholders' Equity		15,003,631		12,462,131

Note) The 2005 Financial Statements have been restated due to revisions in accounting treatment etc. As a result, retained earnings and capital adjustment have been decreased and increased by KRW 215,432 million respectively, and net income has decreased by KRW 171,307 million.

2) Income Statements

Shinhan Financial Group Co., Ltd and Subsidiaries

Non-Consolidated Statements of Income

Year ended December 31, 2006 and December 31, 2005

(In millions of KRW)

	Description	2006		2005
I.	Operating Revenues		1,997,914		1,715,499

(1)	Gain using the Equity Method of Accounting		1,917,268		1,618,314

(2)	Interest Income		79,151		95,812

1.	Interest on Due from Banks	6,918		1,646

2	Interest on Loans	70,057		88,637

3	Interest on Privately Placed Bonds	2,176		5,529

(3)	Other Operating Revenues		1,495		1,373

1.	Reversal of Allowance for Possible Loan Losses	1,495		1,373

II	Operating Expenses		177,051		154,872

(1)	Loss using the Equity Method of Accounting		—		1,047

(2)	Interest Expenses		129,644		114,544

1.	Interest on Borrowings	5,404		4,693

2.	Interest on Debentures	124,167		109,307

3.	Other	73		544

(3)	Commission Expenses		269		124

(4)	Selling and Administrative Expenses		47,138		39,157

1.	Salaries	29,133		22,813

2.	Retirement Allowance	973		740

3.	Employee Benefits	1,202		1,607

4.	Rent	568		520

5.	Entertainment	939		782

6.	Depreciation	562		652

7.	Amortization on Intangible Assets	295		115

8.	Taxes and Dues	2,453		2,209

9.	Advertising	44		15

10.	Commissions	8,484		6,034

11	Other	2,485		3,670

III.	Operating Income		1,820,863		1,560,627

IV.	Non-Operating Income		17,693		4,443

1.	Gain on Foreign Currency Translation	5,838		2,156

2.	Gain on Foreign Currency Transaction	—		1,295

3.	Miscellaneous	11,855		992

V.	Non-Operating Expenses		5,838		4,310

1.	Loss on Foreign Currency Translation	5,838		2,156

2.	Loss on Foreign Currency Transaction	—		1,293

3.	Contribution	—		16

4.	Loss on Sale of Equity Securities	—		845

VI.	Ordinary Income		1,832,718		1,560,760

VII.	Extraordinary Gain or Loss		—		—

VIII.	Income Before Income Tax Expenses		1,832,718		1,560,760

IX.	Income Tax Expenses		—		—

X.	Net Income for the Period		1,832,718		1,560,760

	(Ordinary Income/Earning per Share :
	2006: KRW 4,776

	2005: KRW 4,360)

	(Diluted Ordinary Income/Earning per Share :
	2006: KRW 4,776

	2005: KRW 4,109)

Note) The 2005 Financial Statements have been restated due to revisions in accounting treatment etc. As a result, retained earnings and capital adjustment have been decreased and increased by KRW 215,432 million respectively, and net income has decreased by KRW 171,307 million.

3) Statements of Appropriations of Retained Earnings

Non-Consolidated Statements of Appropriations of Retained Earnings (Draft)
Year ended December 31, 2006 and December 31, 2005
(In millions of KRW)

	Description	2006		2005
I.	Retained Earnings Before Appropriation		2,991,032		2,519,471

1.	Unappropriated Retained Earnings carried over from prior years	1,263,407		1,036,574

2.	Change in retained Earnings of subsidiaries	-105,037		-77,863

3.	Redemption of preferred stock	-56		—

4.	Net Income for the Period	1,832,718		1,560,760

II.	Appropriation of Retained Earnings		748,323		1,256,064

1.	Legal Reserve	183,272		173,208

2.	Voluntary Reserve	172,812		—

3.	Redemption of preferred stock	—		697,807

4.	Dividends	392,239		385,049

a.	Cash Dividends on common stock	336,994		278,077

	common shares : FY2006 KRW 900(18%), FY2005 KRW 800(16%)
b.	Cash Dividends on preferred stock	55,245		106,972

	Redeemable preferred shares (type1): 2005 KRW 730.674(14.61348%)

	Redeemable preferred shares (type 2—5): 2006 KRW 730.674(14.61348%), 2005 KRW 730.674(14.61348%)

	Redeemable preferred shares (type 6): 2005 KRW 10,500(210%)

	Redeemable preferred shares (type 7): 2006 KRW 11,190(223.8%), 2005 KRW 11,190(223.8%)

	Redeemable preferred shares (type 8): 2006 KRW 11,790(235.8%), 2005 KRW 11,790(235.8%)

	Redeemable convertible preferred shares: 2005 KRW 365.337(7.3067%)

III.	Unappropriated Retained Earnings carried over to subsequent year		2,242,709		1,263,407

Appendix 2.
Personal Profiles: Candidates for Directors and Audit Committee Members

1. Eung Chan Ra
Date of Birth: November 25, 1938
Current Position: Chairman of Board of Directors, Shinhan Financial Group
Education:
Seonlin Commercial High School, Seoul, Korea
Korea University Executive Business School, Korea
Main Work Experience:
1977 — Director, Jaeil Investment & Finance Corp., Seoul
1999 – President & CEO, Shinhan Bank
2001 — Chairman of the Board of Directors, Shinhan Financial Group

2. In Ho Lee
Date of Birth: November 2, 1943
Current Position: CEO & President, Shinhan Financial Group
Education: BA in Economics, Yonsei University, Seoul, Korea
Main Work Experience:
1999 — President & CEO, Shinhan Bank
2003 — Vice-Chairman, Shinhan Financial Group
2005 – CEO & President, Shinhan Financial Group

3. Sang Hoon Shin (New Candidate)
Date of Birth: July 1, 1948
Current Position: President & CEO, Shinhan Bank
Education:
BA in Business Administration, Sungkyunkwan University, Seoul, Korea
MBA, Yonsei University
Main Work Experience:
1998 – Director, Shinhan Bank
2001 – Senior Executive Vice President, Shinhan Bank
2003 – President & CEO, Shinhan Bank

4. Sung Bin Chun (New Candidate)
Date of Birth: January 21, 1953
Current Position:
Professor of Business Administration, Sogang University
Education:
BA in English Literature, Sogang University, Seoul
Ph.D. in Accounting at Berkeley University, USA
Main Work Experience:
1999 — Director, Vice President of Korean Accounting Association
2003 – Director, Business Administration Research Center, Sogang University
2004 – Director, Financial Supervisory Commission

5. Pyung Joo Kim (New Candidate)
Date of Birth: February 6, 1939
Current Position:
Honorary professor, Sogang University
Professor, KDI School of Public Policy and Management
CEO, Korean Investor Education Foundation
Education: Ph.D in Economics, Princeton University, USA
Main Work Experience:
1983 – Dean, College of Commerce, Sogang University
1990 – Dean, Graduate School of Economics and Policies, Sogang University
1999 – Dean, Graduate School of International Studies, Sogang University

6. Young Woo Kim (New Candidate)
Date of Birth: May 1, 1952
Current Position:
CEO of Hanil Electronic
CEO of New Hanil Electronic
Education: BA in Political Economy, Waseda University
Main Work Experience:
1990 – CEO, Hanbaek Precision Co.
2007 – CEO of Hanil Electronic, CEO of New Hanil Electronic

7. Haeng Nam Chung
Date of Birth: March 15, 1941
Current Position: Advisor, Korea Chamber of Commerce & Industry in Japan
Education: Tomishima Middle School
Main Work Experience:
2001 – Chairman, ABIC Group (current)
2001 – Director, Asuka Credit Cooperative (current)
2005 – Advisor, Korea Chamber of Commerce & Industry in Japan (current)

8. Young Hoon Choi
Date of Birth: November 8, 1928
Current Position: Chairman, EISHIN Group
Education: LLB in Law, Ritsumeikan University, Japan
Main Work Experience:
1953 — CEO, New Metro, Japan
1982 – Non Executive Director, Shinhan Bank

9. Si Jong Kim
Date of Birth: April 16, 1937
Current Position:
Standing Advisor, Kanagawa Division, Korean Residents’ Union in Japan (current)
Education: Sigaken Yas High School
Main Work Experience:
1982 – Director, Yokohama Shogin
1987 – Director, Korea Chamber of Office in Kanagawa, Japan
1991 – Vice president, Korean Residents’ Union in Japan

10. Shee Yul Ryoo
Date of Birth: September 6, 1938
Current Position: Advisor, Shin & Kim
Education: LLB, Seoul National University
Main Work Experience:
1997 – President, Korea First Bank
1999 – Chairman, Korea Federation of Banks
2001 – Steering Committee Member, Korea Center for International Finance (current)

11. Byung Hun Park
Date of Birth: September 10, 1928
Current Position: Chairman, Daeseong Precisions Ltd (current)
Education: BA in Economics at Meiji University, Japan (1953)
Main Work Experience
1989 — Chairman, Daeseong Electronics Ltd (current)
1990 — Standing Advisor, HQ of Korean Residents’ Union in Japan (current)
1990 — Honorary Chairman, Overseas Korean Representatives (current)

12. Yong Woong Yang
Date of Birth: August 4, 1948
Current Position: Chairman, Investment Associations for Koreans in Japan
Education: BA, Chosen University, Japan
Main Work Experience:
1990 — CEO, Doen in Japan (current)
2006 – Non-executive Director, Shinhan Financial Group

13. Sang Yoon Lee
Date of Birth: September 13, 1942
Current Position: Representative Director and President, Nongsim Ltd.
Education: BA in Commerce, Seoul National University
Main Work Experience:
1997 — Representative Director & Vice Chairman, Nongsim Ltd.
2001 — Representative Director and President, Nongsim Ltd. (current)
2001 — Non-statutory Vice-Chairman, Korea Food Industry Association (current)

14. Yoon Soo Yoon
Date of Birth: March 5, 1946
Current Position: Chairman & CEO of FILA Korea Ltd.
Education: BA in Political Science & Diplomacy, Korea University of Foreign Studies
Main Work Experience:
1984 — President of Daewoon Trading Co.,
1985 — President of Care Line Corp. (current)
1991 – Non-executive Director, Hanvit Bank

15. Philippe Reynieix
Date of Birth: June 24, 1949
Current Position: CEO & GM for Korea, BNP Paribas, Seoul
Education: Master of Business Law (with award), Paris II University
Main Work Experience:
1994 — Regional Head of Corporate Banking for S.E. and India, Paribas, Singapore
1999 — Country Manager, Paribas Singapore
2000 — Chief Operating Officer BNP Paribas, Singapore
2002 — CEO & GM for Korea BNP Paribas, Seoul (current)